FORM 6-K

            SECURITIES AND EXCHANGE COMMISSION

                Washington, D.C.  20549

                Report of Foreign Issuer
        Pursuant to Rule 13a - 16 or 15d - 16 of
           the Securities Exchange Act of 1934

             For the month of September, 2003

              Intertape Polymer Group Inc.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

      Form 20-F                    Form 40-F    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

      Yes                          No    X

[If "Yes" is marked, indicate below the file number
assigned to the registrant in connection with Rule
12g3-2(b):    82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                         INTERTAPE POLYMER GROUP INC.



Date:  September 24, 2003
                         By:  /s/ Victor DiTommaso
                              Victor DiTommaso, Vice
                              President, Finance

September 24, 200                                   NYSE SYMBOL: ITP
                                                     TSX SYMBOL: ITP

 INTERTAPE POLYMER GROUP ANNOUNCES CLOSING OF COMMON SHARE OFFERING

Montreal, Quebec - September 24, 2003 - Intertape Polymer Group Inc. (NYSE, TSX: ITP) announced that it has successfully completed its previously announced public offering of 5,000,000 common shares at CDN$10.00 per common share for an aggregate consideration of CDN$50,000,000. The common shares were sold on a bought-deal basis to a syndicate of underwriters led by TD Securities Inc.

Intertape will use the net proceeds from the public offering to repay short-term indebtedness (but not reduce the banking syndicate's commitments thereunder) and long-term indebtedness to its banking syndicate.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.


About Intertape Polymer Group

Intertape Polymer Group Inc.'s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "ITP".
Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,600 employees with operations in 19 locations, including 15 manufacturing facilities in North America and one in Europe.


Safe Harbor Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.


FOR INFORMATION CONTACT:          Melbourne F. Yull
                                  Chairman and Chief Executive Officer
                                  Intertape Polymer Group Inc.
Tel.: 866-202-4713
E-mail:itp$info@intertapeipg.com
Web: www.intertapepolymer.com